Itaú Unibanco Holding S.A.

Base Date 12.31.2011

 (in compliance with CVM Instruction No. 481 of December  17,  2009, or  “CVM Instruction 481”)
Identification
Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902
Investor Relations Office
The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 – 9º Floor -Torre Conceição, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 5019 1549;  fax is (5511) 2794 3933 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12.31.2011, 12.31.2010 and 12.31.2009
Underwriter	Itaú Corretora de Valores S.A.
Stockholders Service
The Issuer’s stockholders service is provided at the branches of Itaú Unibanco S.A., which head office is located at  Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico
Website	http://www.itau-unibanco.com/ir The information included in the Company’s website is not an integral part of this Reference Form
Date of last review	03.21.2012

Ordinary General Meeting – April 20 2012

Pursuant to Article 21, subsection VI of CVM Instruction 480/09, we wish to announce that the information required in accordance with Article 9 of CVM Instruction 481/09 and Article 133 of Law 6404/76 has been made available to stockholders as specified below.

1. MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis has been released together with the Financial Statements, having been approved by the Board of Directors at its meeting of February 6, 2012. This document was made available through the Periodical and Eventual Information System (“IPE”) of Brazilian Securities Commission – CVM and on the company’s website (http://www.itau-unibanco.com/ir) on February 7, 2012, being published on February 29, 2012 in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36).

2. FINANCIAL STATEMENTS

The Financial Statements for the fiscal year ending December 31 2011 were approved in the meeting of the Board of Directors of February 6, 2012, and were the subject of: (i) a recommendation for approval, contained in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) a report without qualification of the Independent Auditors; (iv) a statement of the Executive Board which agreed with the opinions contained in the report of the Independent Auditors, with the Financial Statements and with the Management Discussion and Analysis for the operation.

The Financial Statements were made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) February 7, 2012 and were published on February 29, 2012 in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36).

3. MANAGEMENT COMMENTS ON THE CURRENT FINANCIAL SITUATION

The management comments as specified in item 10 of attachment 24 of CVM Instruction 480, are to be found in Attachment I of this announcement.

4. REPORT OF THE INDEPENDENT AUDITORS

The report of the independent auditors was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 7, 2012, being published together with the Financial Statements on February 29, 2012 in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36). This document was examined by the Board of Directors at its meeting of February 6, 2012.

5. OPINION OF THE FISCAL COUNCIL

The opinion of the Fiscal Council was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 7, 2012, being published jointly with the Financial Statements on February 29, 2012 in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36). This opinion was analyzed by the Board of Directors at its meeting of February 6, 2012.

6. STANDARDIZED FINANCIAL STATEMENTS FORM

The Standardized Financial Statements Form was made available through the IPE on February 7, 2012.

7. TO DELIBERATE ON THE ALLOCATION OF THE RESULT FOR THE FISCAL YEAR ENDING DECEMBER 31 2011.

The company reported Net Income for the fiscal year of 2011 in the amount of R$11,890,195,760.13 (eleven billion, eight hundred and ninety million, one hundred and ninety-five thousand, seven hundred and sixty Reals and thirteen cents), as shown in the income statement made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 7, 2012 and published jointly with the Financial Statements on February 29, 2012  in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36).

In the light of this Profit, and as substantiated in the Financial Statements,it is proposed that the said Profit should be allocated as follows:

(a)        R$ 594,509,788.01 (five hundred and ninety-four million, five hundred and nine thousand, seven hundred and eighty-eight Reals and one cent) to the Legal Reserve account;
(b)        R$ 6,241,662,706.71 (six billion, two hundred and forty-one million, six hundred and sixty-two thousand, seven hundred and six Reals and seventy-one cents) to the Statutory Reserve accounts, being:
1.	R$ 1,859,846,180.54 (one billion, eighty hundred and fifty-nine million, eight hundred and forty-six thousand, one hundred and eighty Reals and fifty-four cents) to the Dividends Equalization account;
2.	R$ 1,752,726,610.46 (one billion, seven hundred and fifty-two million, seven hundred and twenty-six thousand, six hundred and ten Reals and forty-six cents) to the Working Capital Increase account;
3.	R$ 2,629,089,915.71 (two billion, six hundred and twenty-nine million, eighty-nine thousand, nine hundred and fifteen Reals and seventy-one cents) to the Increase in Capital of Investees account; and
(c)       R$ 5,054,023,265.41 (five billion, fifty-four million, twenty-three thousand, two hundred and sixty-five Reals and forty-one cents) for payment by December 31 2012, of the mandatory dividend.

The proposal for allocation of the Profit in the manner specified in Attachment 9.1-II of ICVM 481, can be found in Attachment II of this announcement.

8. SUMMARY  OF THE AUDIT COMMITTEE REPORT

The summary  of the Audit Committee Report was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 7, 2012, being published jointly with the Financial Statements on February 29, 2012 in the newspapers ‘Valor Econômico’ (pages E3 to E22) and ‘Diário Oficial do Estado de São Paulo’ (pages 07 to 36). The report has been analyzed by the Board of Directors at its meeting of February 6, 2012.

ATTACHMENT I

ITEM 10 OF THE ATTACHMENT 24 OF CVM INSTRUCTION 480

COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a)	financial and equity positions in general

2011

2011 was marked by high volatility in the international scenario, particularly from August on. The perspective of growth in developed economies worsened, influenced by the need for major tax adjustments in the following quarters, particularly by the European economy. The private credit squeeze in the international markets, a reflection of the crisis, will also be a factor that restrains growth. The European Central Bank provided liquidity for a three-year period for a large number of financial institutions, thus contributing to a certain short-term relief in the financial conditions of the region. In the United States, growth above expectations in the second half of 2011 was the positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position continues sound, family indebtedness is low and consumption continues with potential to grow.

In the domestic scenario, the trend towards slowdown in the economic activity was consolidated. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but it also reflects the recent deterioration of the global economic scenario. Expectations of consumers and entrepreneurs continued lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery in relation to the stability noted in the previous quarter. Thus, the GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices and lower increase in administered items contribute to the perspective of lower inflation in 2012.

In this context, with more uncertainties about the foreign scenario and its possible impact on the domestic activity, the Central Bank of Brazil started a process to reduce the Selic rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, as compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliances segment, and a decrease in capital requirement and in the IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased 4.4% in actual terms, as compared to same period of 2010 (after a 15.4% growth in 2010 when compared to 2009). In the corporate segment, loans granted grew 1.4% in 2011 when compared to 2010, a year in which there was a 2.5% expansion as compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, as compared to 45.2% in December 2010. Default over 90 days reached 5.5% in December, as compared to 4.5% at the end of 2010, influenced by the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,331 million and total stockholders’ equity was R$71,347 million. As of the same date, our solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9%, compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. With respect to credit to companies, the very small, small and middle sized companies portfolio increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period. The balance of sureties and endorsements added up to R$51,530 million on December 31, 2011, representing an increase 34.3% when compared to December 31, 2010.

Our result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. This growth is due to the increase of our credit portfolio and reflects the model of expected loss adopted in the institution’s loan risk management, based on the broad concept of BIS II, which considers the potential loss for revolving loan.

This model replaces the former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$ 1,573 million provision reversal gross of tax in the fourth quarter 2010. As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total credit portfolio increased to 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

During the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of technology platforms are built and running in a unique environment.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

2010

In 2010, Brazil experienced strong growth and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of consumption and investment expenditures, as well as the increase of fiscal expenditures.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as investments in portfolios of shares and fixed income bonds, which rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (“CMN”) adopted measures aiming at restricting credit growth: increase of additional compulsory deposits and increase of capital requirements. The compulsory deposits of the banking system in the Central Bank increased by R$ 81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged on loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio of individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 when compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the association. At the end of 2008, we defined the management team that would lead the new institution. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalized the selection of the members of the Board of Directors and Board of Officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were reevaluated and redefined, and targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and was expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in non-performing loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of non-performing loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and sureties, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2010 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010.

b) corporate structure and possibility of redemption of shares or quotas

At December 31, 2011, capital stock comprised 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 were common and 2,281,649,700 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 (R$ 45,000,000 at 12/31/2011), of which R$ 31,551,752 (R$ 31,546,933 at 12/31/2010) is held by stockholders domiciled in the country and R$ 13,448,248 (R$ 13,453,067 at 12/31/2010) is held by stockholders domiciled abroad.

We deem appropriate the current Basel ratio of 16.4% based on the Economic-Financial Consolidated at December 31, 2011.

I - Cases for redemption;

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

           Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) sources of financing used for working capital and investments in non-current assets; e) sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) limits on the use of the financing already contracted .

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match to our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in the improvement of risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for additional liquidity.

Management controls our liquidity reserves based on the estimate of funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity.  These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events.  These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. At December 31, 2011, total deposits reached R$ 242,638 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding. As December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funding. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

Our savings deposits represent one of our major sources of funding which, as of December 31, 2011 and December 31, 2010, accounted for 27.7% and 28.6% of total deposits, respectively.

	As of December 31,
	2011		2010		2009
	R$ million	% of Total Funding	R$ million	% of Total Funding	R$ million	% of Total Funding

Deposits	242,638	41.9%	202,688	39.8%	190,772	48.0%
Demand deposits	28,933	5.0%	25,538	5.0%	24,837	6.2%
Savings accounts	67,170	11.6%	57,899	11.4%	48,221	12.1%
Interbank	2,066	0.4%	1,929	0.4%	2,046	0.5%
Time deposits	144,469	24.9%	116,416	22.8%	114,671	28.9%
Other deposits	-	-%	906	0.2%	997	0.3%
Total short-term borrowings	151,000	26.1%	159,784	31.4%	113,388	28.6%
Own portfolio	43,471	7.5%	98,424	19.3%	35,948	9.0%

	As of December 31,
	2011		2010		2009
	R$ million	% of Total Funding	R$ million	% of Total Funding	R$ million	% of Total Funding

Third-party portfolio	36,538	6.3%	23,070	4.5%	51,799	13.0%
Free portfolio	1,805	0.3%	950	0.2%	669	0.2%
Bills of real estate loans	14,470	2.5%	8,260	1.6%	5,471	1.4%
Bills of credit related to agribusiness	1,422	0.2%	2,660	0.5%	2,283	0.6%
Financial bills	2,544	0.4%	-	0.0%	-	-%
Mortgage notes	37	0.0%	48	0.0%	512	0.1%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	1,039	0.2%	292	0.1%	238	0.0%
Foreign borrowings through Securities	9,947	1.7%	3,322	0.7%	1,948	0.5%
Borrowings	17,972	3.1%	12,009	2.4%	8,509	2.1%
Onlending	11,037	1.9%	9,769	1.9%	5,969	1.5%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Subordinated debt (1)	10,718	1.9%	980	0.2%	42	0.0%
Total long-term debt	185,691	32.1%	147,290	28.9%	93,284	23.5%
Own portfolio	92,576	16.0%	66,472	13.0%	39,272	9.9%
Third-party portfolio	-	-%	-	-%	62	0.0%
Free portfolio	14,429	2.5%	10,740	2.1%	4,185	1.1%
Bills of real estate loans	1,280	0.2%	477	0.1%	585	0.0%
Bills of credit related to agribusiness	1,862	0.3%	114	0.0%	-	-%
Financial bills	11,764	2.0%	2,466	0.5%	-	-%
Mortgage notes	207	0.0%	254	0.0%	-	-%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	-	-%	1,091	0.2%	2,527	0.6%
Foreign borrowings through securities	6,984	1.2%	6,608	1.3%	3,755	0.9%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Borrowings	3,170	0.5%	3,640	0.7%	3,828	1.0%
Onlending	24,422	4.2%	21,920	4.3%	16,386	4.1%
Subordinated debt	28,997	5.0%	33,508	6.6%	22,684	5.7%
Total	579,329	100.0%	509,762	100.0%	397,444	100.0%

(1)	Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totaling R$741 million and R$658 million at December 31, 2011 and 2010, respectively.

f) indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

(in millions of R$)
	December 31, 2011
	0-30	31-180	181-365	Over 365	Total	%
Deposits	127,686	19,850	11,920	83,181	242,636	41.9
Deposits received under securities repurchase agreements	59,279	11,396	11,138	107,005	188,819	32.5
Funds from acceptance and issuance of securities	4,862	15,756	8,841	22,098	51,557	8.9
Borrowings and onlending	4,026	12,772	12,213	27,592	56,602	9.8
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0
Subordinated debt (*)	60	8,157	2,502	28,997	39,715	6.9
Total	195,913	67,931	46,613	268,873	579,329
% per maturity term	33.9	11.7	8.0	46.4
Total - 31/12/2010	194,833	56,869	47,631	210,429	509,762
% per maturity term	38.2	11.2	9.3	41.3

         (*) Includes R$ 740,703 (R$ 657,794 at December 31, 2010) of redeemable preferred shares classified under minority interests in our balance sheet.

The table below shows funding through issuance of subordinated debt securities until December 31, 2011

Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,969,704
			100% of CDI + 0.35% to 0.45%	731,836
			IGPM + 7.31 to 7.35%	278,350
	2002	2012	102% of CDI	200,000
	2008	2013	100% of CDI + 0.50% to 0.6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102.5% of CDI	40,000
	2007	2014	100% of CDI + 0.35% to 0.6%	1,864,500
	2007	2014	IGPM + 7.35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119.8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0.47% (*)	469,835
	2010	2016	110% to 114% of CDI	2,719,268
	2010	2016	IPCA + 7.33%	122,500
	2010	2017	IPCA + 7.45%	366,830
			TOTAL	14,848,624
Subordinated LF
	2010	2016	100% of CDI + 1.35% to 1.36%	365,000
	2010	2016	112% to 112.5% of CDI	1,874,000
	2010	2016	IPCA + 7%	30,000
	2010	2017	IPCA + 6.95% to 7.2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
	2011	2017	IPCA + 6.15% to 7.8%	352,400
	2011	2017	IGPM + 6.55% to 7.6%	138,000
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650,000
	2011	2018	IGPM + 7%	42,000
	2011	2018	IPCA + 7.53% to 7.7%	30,000
	2011	2019	109% to 109.7% of CDI	2,000
	2011	2021	109.25% to 110.5% of CDI	6,000
			TOTAL	9,918,900
Subordinated euronotes
	2010	2020	6.200%	1,730,600
	2010	2021	5.750%	1,694,200
	2011	2021	5.750%	418,350
	2011	2021	6.200%	780,550
			TOTAL	4,623,700
Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3.5% to 4.5%	141,127
			TOTAL	334,961
Preferred shares
	2002	2015	3.04%	1,388,841

                                              (*) Subordinated CDBs may be redeemed from November 2011.

At Itaú Unibanco Holding, the portfolio is composed of subordinated euronotes in the amount of R$ 59,547 (R$ 26,081 at December 31, 2010) maturing in 30 days, of R$ 26,167 (R$ 21,809 at December 31, 2010) maturing within 91 to 180 days, and of R$ 5,111,734 (R$ 3,304,889 at December 31, 2010) maturing after 365 days, totaling R$ 5,197,448 (R$ 3,352,779 at December 31, 2010).

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, and there is no subordination level among subordinated debt creditors.

The funding through issuance of subordinated debt securities is as follows:

	12/31/2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Debentures	-	-	-	2,570	2,570	7.4
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	20,160	20,160	88.7
Debentures	-	-	-	-	-	-
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22,684	22,726
% per maturity term	0.1	0.1	0.0	99.8

The chart that shows the funding through issuance of subordinated debt securities is included in item 10.1. (f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has provision on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. At December 31, 2011, no event of default or non-compliance with finance clause had occurred.

Additionally, the Itaú Unibanco Holding S.A. established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (the “Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”)

(i) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(ii) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion U.S. dollars), issued on September 23, 2010, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iii) Senior Notes in the amount of US$270,000,000.00 (two hundred and seventy million U.S. dollars), issued on November 23, 2010, with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iv) Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million U.S. dollars), issued on January 31, 2011, with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are second series of the second issue of subordinated notes under the Trust Deed. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(v) Subordinated Notes in the amount of US$500,000,000.00 (five hundred million U.S. dollars), issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)
the entity that receives such assets or that succeeds the Issuer undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)
from any public announcement about the transaction and before its completion: the management members of the Issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Programme by the new entity that will take over the assets or that will succeed the Issuer.

h) significant changes in each item of the financial statements

Assets	12/31/2011	12/31/2010	12/31/2009	2011 x 2010	2010 x 2009

Current and long-term assets	839,422	740,465	597,978	13.4%	23.8%
Cash and cash equivalents	10,633	10,097	10,594	5.3%	-4.7%
Interbank investments	116,082	86,359	139,195	34.4%	-38.0%
Securities and derivative financial instruments	187,880	186,562	120,189	0.7%	55.2%
Interbank and interbranch accounts	98,923	86,524	14,570	14.3%	493.9%
Operations with credit granting characteristics and other receivables	345,483	295,053	245,951	17.1%	20.0%
(Provision for allowance for loan losses)	(25,772)	(22,018)	(24,052)	17.0%	-8.5%
Other assets	106,193	97,888	91,531	8.5%	6.9%

Permanent assets	11,909	10,979	10,295	8.5%	6.6%
Investments	2,717	3,250	2,187	-16.4%	48.6%
Fixed assets and leased assets	5,287	4,723	4,360	11.9%	8.3%
Goodwill	95	67	-	41.8%	-
Intangible assets	3,810	2,934	3,748	29.9%	-21.7%

Total assets	851,331	751,444	608,273	13.3%	23.5%

Liabilities	12/31/2011	12/31/2010	12/31/2009	2011 x 2010	2010 x 2009

Current and long-term liabilities	777,010	686,286	553,584	13.2%	24.0%

Deposits	242,638	202,687	190,772	19.7%	6.2%
Demand deposits	28,933	26,443	25,834	9.4%	2.4%
Savings deposits	67,170	57,899	48,222	16.0%	20.1%
Interbank deposits	2,066	1,929	2,046	7.1%	-5.7%
Time deposits	144,469	116,416	114,671	24.1%	1.5%

Deposits received under securities repurchase agreements	188,819	199,656	131,935	-5.4%	51.3%
Funds from acceptance and issuance of securities	51,557	25,592	17,320	101.5%	47.8%
Interbank and interbranch accounts	4,048	3,668	3,077	10.4%	19.2%
Borrowings and onlending	56,602	47,338	34,692	19.6%	36.5%
Derivative financial instruments	6,807	5,705	5,476	19.3%	4.2%

Technical provisions for insurance, pension plan and capitalization	73,754	60,551	52,404	21.8%	15.5%
Other liabilities	152,785	141,088	117,909	8.3%	19.7%
Foreign exchange portfolio	26,182	22,035	27,682	18.8%	-20.4%
Subordinated debt	38,974	33,830	22,038	15.2%	53.5%
Sundry	87,629	85,223	68,188	2.8%	25.0%

Deferred income	836	766	466	9.1%	64.4%
Minority interest in subsidiaries	2,139	3,513	3,540	-39.1%	-0.8%
Stockholders’ equity	71,347	60,879	50,683	17.2%	20.1%

Total liabilities	851,331	751,444	608,273	13.3%	23.5%

We present below the main changes in the balance sheet accounts at December 31, 2011, 2010 and 2009, noting that the balances for the periods ended 2011, 2010 and 2009 reflect the consolidation in Itaú Unibanco of Unibanco operations.

The total balance of assets amounted to R$ 851,331 million at the end of 2011, an increase of 13.3% in relation to the previous year and, at December 31, 2010, the total consolidated assets of Itaú Unibanco amounted to R$ 751,444 million, an increase of 23.5% as compared to the balance of R$ 608,273 million at December 31, 2009.

At December 31, 2011, the loan portfolio, not including endorsements and sureties, reached R$ 345,483 million, an increase of 17.1% in relation to the previous year. In Brazil, the portfolio of loans to individuals totaled R$ 154,001 million, an increase of 18.4% as compared to the balance in the same period in 2010. In the large companies segment, the portfolio balance was R$ 93,237 million, and in the very small, small and middle-market companies segment it reached R$ 85,680 million, a combined increase of 14.2% as compared to December 31, 2010.

The loan and financing operations targeted at the retail market increased 16.0% in the period, totaling R$ 232,986 million. The real estate loan portfolio totaled R$ 19,550 million in 2011, an increase of 47.5% as compared to the previous year. The volume of real estate loans to borrowers was R$ 13,450 million, whereas loans to businesspeople reached R$ 6,100 million.

At December 31, 2010, the loan portfolio not including endorsements and sureties reached R$ 295,053 million, an increase of 20.0% in relation to December 31, 2009. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.7% in the portfolio balance, totaling R$ 200,889 million. In the loans to large companies segment, the balance of portfolio was R$ 80,665 million, whereas the loans to very small, small and middle-market companies, it reached R$ 76,062 million, which represented an increase of 31.3% as compared to December 31, 2009.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. At December 31, 2011, total deposits reached R$ 242,636 million, representing 41.9% of total funds. As of December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funding and borrowings and onlending, whereas as of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of total funds. At December 31, 2011, 2010 and 2009, our time deposits represented 59.5%, 57.4% and 60.1%, respectively, of total deposits.

The deposit balance at December 31, 2011 increased 19.7% in relation to the same period of the previous year, which was basically due to an increase of 24.1% in funding through time deposits and an increase of 16.0% in savings deposits.

The deposit balance at December 31, 2011 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.1% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Consolidated stockholders’ equity totaled R$ 71,347 million at December 31, 2011 whereas it reached R$ 60,879 million at the end of 2010 and R$ 50,683 million at the end of 2009, representing growths of 17.2% and 20.1% as compared to December 31, 2010 and 2009, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

	(in millions of R$)
	2011	2010	2009	2011 X 2010	2010 X 2009
Income from financial operations before loan losses	47,259	44,647	46,116	5.9%	-3.2%

Result of loan losses	(14,424)	(9,911)	(14,165)	45.5%	-30.0%
Expense for allowance for loan losses	(19,912)	(14,121)	(16,399)	41.0%	-13.9%
Income from recovery of credits written off as loss	5,488	4,209	2,234	30.4%	88.4%

Gross income from financial operations	32,835	34,736	31,950	-5.5%	8.7%

Other operating income/expenses	(14,546)	(14,481)	(14,594)	0.4%	-0.8%
Banking service fees	13,912	12,341	12,400	12.7%	-0.5%
Income from bank charges	5,135	4,760	2,772	7.9%	71.7%
Result from insurance, pension plan and capitalization operations	2,714	2,100	2,432	29.3%	-13.6%
Personnel expenses	(13,357)	(12,452)	(12,092)	7.3%	3.0%
Other administrative expenses	(14,100)	(13,598)	(11,593)	3.7%	17.3%
Tax expenses	(4,092)	(4,168)	(4,238)	-1.8%	-1.6%
Equity in earnings of affiliated/subsidiary companies	39	423	209	-90.7%	102.4%
Other operating income	393	529	808	-25.7%	-34.5%
Other operating expenses	(5,192)	(4,415)	(5,292)	17.6%	-16.6%

Operating income	18,289	20,255	17,357	-9.7%	16.7%

Non-operating income	191	81	430	135.8%	-81.2%

Income (loss) before taxes on income and profit sharing	18,481	20,336	17,787	-9.1%	14.3%

Income tax and social contribution	(2,855)	(5,886)	(6,652)	-51.5%	-11.5%

Profit sharing - statutory	(192)	(261)	(205)	-26.4%	27.3%
Management members - statutory	(192)	(261)	(205)	-26.4%	27.3%

Minority interest in subsidiaries	(813)	(866)	(864)	-6.1%	0.2%

Net income	14,621	13,323	10,067	9.7%	32.3%

Item 10.1  - Additional information:

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. On January 24, 2012, the Issuer, by means of its branch in the Cayman Islands, issued subordinated notes in accordance with the Programme in the amount of US$550,000,000.00, with final maturity on December 21, 2021. These subordinated notes described herein were issued and distributed by reopening the fourth issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Programme. The subordinated notes issued in the first series and those issued in the second series of the fourth issue will share the same CUSIP and ISIN code and will be fungible with each other. For further information, see item 18.5 of this Reference Form.

Comments on the main changes in the statements of income for 2011, 2010 and 2009 are shown in item 10.2. (a) of this form.

10.2 – Directors should comment on:

a) results of operations, in particular::
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

    Highlights

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3% compared to 24.1% for 2010. As of December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to December 31, 2010. As of December 31, 2011, credit to individuals increased by 17.9%, while credit to companies increased by 17.9% compared to December 31, 2010. With respect to credit to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively, in 2011. With respect to credit to companies, the portfolio of very small, small and middle market companies increased 13.0% from December 31, 2010 to December 31, 2011, while the corporate portfolio increased 21.3% during the same period.  The balance of sureties and endorsements was R$51,530 million on December 31, 2011, a 34.3% increase compared to December 31, 2010.

The result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, a decrease of R$5,791 million. This is primarily due to increased default levels, the increase of our credit portfolio and also reflects the model of expected losses adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans, inclusive. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. The adoption of this model resulted in a R$1,573 million gross reversal of taxes in the fourth quarter 2010. As of December 31, 2011, the total default ratio, including the balance of loan operations overdue for over 90-days reached 4.9%, compared to 4.1% as of December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio as of December 31, 2011, compared to 3.1% as of December 31, 2010.

Our results of operations for the year ended December 31, 2011, when compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variations. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2011, the real depreciated 12.6% against the U.S. dollar, while in 2010 the real appreciated 4.3% against the U.S. dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to proportional consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method.  See Note 2(b) to our annual consolidated financial statements.

Net Income

The table below shows the major components of our net income for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Income from financial operations	101,366	79,627	27.3%
Expenses of financial operations	(54,107)	(34,979)	54.7%
Income from financial operations before loan losses	47,259	44,648	5.8%
Result of loan losses	(14,424)	(9,911)	45.5%
Gross income from financial operations	32,835	34,736	(5.5)%
Other operating revenues (expenses)	(14,546)	(14,481)	0.4%
Operating income	18,289	20,255	(9.7)%
Non-operating income	191	81	135.8%
Income before taxes on income and profit sharing	18,481	20,336	(9.1)%
Income tax and social contribution expense	(2,855)	(5,886)	(51.5)%
Profit sharing	(192)	(261)	(26.4)%
Minority interest in subsidiaries	(813)	(866)	(6.1)%
Net income	14,621	13,323	9.7%

For the year ended December 31, 2011, our net income was influenced by provisions for contingencies related to civil litigation in connection with economic plans (an after-tax expense of R$ 285 million), Program for Settlement or Installment of Federal Taxes – Law No. 11,941 (an after-tax expense of R$509 million) and an adjustment made to our investment in Banco BPI, which reflects its market value based on its share price on December 31, 2011 (an after-tax expense of R$245 million). See Note 22(k) to our interim consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variação (%)
	(in millions of R$)
Loan, lease and other credit operations	59,103	51,315	15.2%
Securities and derivative financial instruments	26,061	18,714	39.3%
Insurance, pension plan and capitalization	5,930	4,513	31.4%
Foreign exchange operations	914	980	(6.7)%
Compulsory deposits	9,359	4,106	127.9%
Total income from financial operations	101,366	79,627	27.3%

Our income from financial operations increased by 27.3% from R$79,627 million for the year ended December 31, 2010 to R$101,366 million for 2011, an increase of R$21,739 million. This increase is primarily due to increases in income from compulsory deposits, income from securities and derivative financial instruments, income from insurance, pension plans and capitalization products and income from loan, lease and other credit operations. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank at the end of 2010, increasing significantly the required volume of such deposits. This increase was partially offset by a decrease in income from foreign exchange operations.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 15.2% from R$51,315 million for the year ended December 31, 2010 to R$59,103 million for the same period in 2011, an increase of R$7,788 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular loans to companies, vehicle financing, credit card and personal loans, as well as an increase in the volume of loans and leases denominated in, or indexed to, foreign currencies.

The table below shows the performance of loan operations with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Loans to individuals	147,860	125,368	17.9%
Credit card	38,961	33,030	18.0%
Personal credit	35,069	23,864	47.0%
Vehicles	60,093	60,118	0.0%
Real estate loans (1)	13,450	8,067	66.7%
Rural loans (1)	287	289	(0.7)%
Corporate (1)	228,474	193,663	18.0%
Large companies	139,907	115,348	21.3%
Very small, small and middle market	88,567	78,315	13.0%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	20,678	14,397	43.6%
Total of loan, lease and other credit operations (including sureties and endorsements)	397,012	333,428	19.1%

(1)        Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2011, the total real estate loan portfolio totaled R$19,550 million and the total rural loan portfolio totaled R$5,939 million, compared to R$13,257 million and R$5,425 million, respectively, as of December 31, 2010.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$397,012 million as of December 31, 2011, a 19.1% increase compared to the balance of R$333,428 million as of December 31, 2010. Loans to individuals totaled R$147,860 million as of December 31, 2011, an increase of 17.9% compared to December 31, 2010. The balance of credit card lending increased by 18.0% from December 31, 2010 to December 31, 2011. Credit card lending is an increasingly important tool that we use to acquire new customers, particularly low-income individuals. Personal loans increased by 47.0% from December 31, 2010 to December 31, 2011 primarily as a result of growth in loan volume at Unibanco branches now integrated in the Itaú Unibanco network and the revision of credit lines along with growth in number of clients while vehicle financing remained steady compared to 2010. Real estate loans to individuals increased by 66.7% from December 31, 2010 to December 31, 2011, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$228,474 million as of December 31, 2011, an increase of 18.0% compared to December 31, 2010, driven primarily by a 21.3% increase in loans to large companies totaling R$139,907 million as of December 31, 2011. Loans to very small, small and middle market companies increased 13.0% compared to December 31, 2010, mainly in the subsegment of medium-sized companies. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$20,678 million as of December 31, 2011, an increase of 43.6% compared to December 31, 2010, primarily driven by our growth of operations outside of Brazil, and also influenced by the appreciation of the real against these countries’ currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 39.3%, or R$7,347 million, from R$18,714 million for the year ended December 31, 2010 to R$26,061 million for 2011. This increase in income from securities and derivative financial instruments reflects the higher base annual average rate (SELIC) in Brazil in 2011 (average rate 11.6%) compared to that of 2010 (average rate 9.8%), the increase in the average balance of securities in 2011 and higher gains from derivative financial instruments used to hedge against the impact of exchange rate variation on our investments in subsidiaries outside of Brazil.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization operations increased by 31.4%, from R$4,513 million for the year ended December 31, 2010 to R$5,930 million for 2011, an increase of R$1,417 million, mainly due to increased revenues from pension plans, related to the larger balance of technical reserves from insurance, pension plan and capitalization, and also due to the increase of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 6.7%, or R$66 million, from R$980 million for the year ended December 31, 2010 to R$914 million for 2011. This decrease in income from foreign exchange operations was mainly due to lower arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Our income from compulsory deposits increased by 127.9%, or R$5,253 million, from R$4,106 million for the year ended December 31, 2010 to R$9,359 million for 2011. Regulatory requirements related to compulsory deposits changed at the end of 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2011, we had compulsory deposits of R$98,053 million compared to R$85,776 million as of December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, were interest-earning.

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Money market	(46,250)	(30,082)	53.7%
Technical provisions for pension plan and capitalization	(5,239)	(3,928)	33.4%
Borrowings and onlending	(2,618)	(969)	170.2%
Total expenses of financial operations	(54,107)	(34,979)	54.7%

Our expenses of financial operations increased by 54.7% from R$34,979 million for the year ended December 31, 2010 to R$54,107 million for 2011, an increase of R$19,128 million, mainly due to the increase in expenses from money market transactions and to the increase in borrowings and onlending expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 53.7% from R$30,082 million for the year ended December 31, 2010 to R$46,250 million for 2011, an increase of R$16,168 million.  This increase was mainly due to the increase in the annual average SELIC rate from 9.8% in 2010 to 11.6% in 2011 and the increase in the balance of deposits, and also reflects the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization Operations

Our expenses from technical provisions for pension plan and capitalization operations increased by 33.4% from R$3,928 million for the year ended December 31, 2010 to R$5,239 million for 2011, an increase of R$1,311 million, mainly due to the increase in the volume of technical provisions for pension plans that increased 21.8% in 2011 from R$60,551 million to R$73,754 million.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased by 170.2%, R$1,649 million, from R$969 million for the year ended December 31, 2010 to R$2,618 million for 2011, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 5.8% from R$44,648 million for the year ended December 31, 2010 to R$47,259 million for 2011, an increase of R$2,611 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses increased 45.5% from R$9,911 million for the year ended December 31, 2010 to R$14,424 million for the same period in 2011, an increase of R$4,513 million.  The following table describes the main components of our result of allowance for loan losses for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(19,912)	(14,121)	41.0%
Income from recovery of credits written off as loss	5,488	4,210	30.4%
Result of allowance for loan losses	(14,424)	(9,911)	45.5%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 41.0% from R$14,121 million for the year ended December 31, 2010 to R$19,912 million for 2011, an increase of R$5,791 million. This growth is primarily due to increased default levels, the increase of our credit portfolio and also, since the fourth quarter of 2010, the additional provision for loan and lease losses that began to reflect the model of expected loss adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses for revolving loans. This model replaces a former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the Basel III precepts. Due to the implementation of this model, we anticipated and complemented by R$270 million the minimum level required by CMN Resolution No. 2,682 in 2011.

As of December 31, 2011, the balance of the allowance for loan losses totaled R$25,772 million. Of this total, R$20,713 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

As of December 31, 2011, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% flat to that of December 31, 2010.

The increase in renegotiations of loans previously written off as losses observed in 2011, resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrue the debit balance so as not to generate any result until a strong indication of this loan recovery is obtained. Under this practice, our provision expenses increase because the related loan has already been overdue, accrued and recognized as loss in the past. This expense growth is neutralized by the increase in the income from recovery of credits written off as losses, without impact on the net income.

Income from Recovery of Credits Written off as Losses

Our income from recovery of credits written off as losses increased by 30.4% from R$4,210 million for the year ended December 31, 2010 to R$5,488 million for 2011, an increase of R$1,278 million.  Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Our gross income from financial operations decreased by 5.5% from R$34,736 million for the year ended December 31, 2010 to R$32,835 million for 2011, a decrease of R$1,901 million primarily due to increased expenses for allowance for loan losses.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Banking service fees and income from bank charges	19,048	17,101	11.4%
Result from insurance, pension plan and capitalization operations	2,714	2,100	29.2%
Personnel expenses	(13,357)	(12,452)	7.3%
Other administrative expenses	(14,100)	(13,598)	3.7%
Tax expenses	(4,092)	(4,168)	(1.8)%
Equity in earnings of affiliates and other investments	40	423	(90.5)%
Other operating revenues	393	529	(25.7)%
Other operating expenses	(5,192)	(4,415)	17.6%
Total other operating revenues (expenses)	(14,546)	(14,480)	0.4%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 11.4% from R$17,101 million for the year ended December 31, 2010 to R$19,048 million for 2011, an increase of R$1,947 million.

Banking service fees increased by 12.7% from R$12,341 million for the year ended December 31, 2010 to R$13,912 million for 2011, an increase of R$1,571 million. This increase was mainly due to increased revenues from credit card transactions, which increased R$827 million, or 15.7%, from R$5,284 million for the year ended December 31, 2010 to R$6,111 million for the same period in 2011, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash advances, offered by us through retailers.

Fees from assets under management increased R$122 million, or 4.9%, from R$2,486 million for the year ended December 31, 2010 to R$2,608 million for the same period in 2011, due to an 11.0% increase in the volume of assets under management, which increased from R$363,818 million as of December 31, 2010 to R$403,906 million as of December 31, 2011.  Income from sureties and credits granted increased by 20.7% from R$1,460 million for year ended December 31, 2010 to R$1,762 million for the same period in 2011, an increase of R$302 million.  This change is related to an increase in our operating activity.  We also had an increase of 18.3%, or R$220 million, in other banking service fees primarily due to higher revenues from the investment banking unit, mainly those related to economic and financial advisory activities.

Income from bank charges increased by 7.9% from R$4,760 million for the year ended December 31, 2010 to R$5,135 million for 2011, an increase of R$375 million, principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations increased by 29.2% from R$2,100 million for the year ended December 31, 2010 to R$2,714 million for 2011, an increase of R$614 million.  The increase in our result from insurance, pension plan and capitalization operations was mainly due to the increases in premiums and contributions together with increases in the volume of sales of insurance products.

Personnel Expenses

Our personnel expenses increased by 7.3% from R$12,452 million for year ended December 31, 2010 to R$13,357 million for 2011, an increase of R$905 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in October 2011 which increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees. Finally, the labor union agreement reached in September 2011 increased compensation by 9.0% for all employees. The agreement also established an increase of 9.0% in benefits for all employees.  In addition, we experienced a 3.2% decrease in the number of employees to a total of 104,542 employees as of December 31, 2011 compared to December 31, 2010, primarily because of the reductions in personnel as a result of restructuring initiatives in our Consumer Credit unit which were intended to integrate systems and processes into a single platform in order to capture synergies in these operations and in connection with a strategic review of certain businesses. As part of this review, certain positions in our Consumer Credit area were transferred to our retail partners.

Other Administrative Expenses

Our administrative expenses increased by 3.7% from R$13,598 million for the year ended December 31, 2010 to R$14,100 million for the same period in 2011, an increase of R$502 million.  This increase in other administrative expenses was mainly due to our organic growth, in particular in the very small, small and middle market companies segment.  We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication, services from third-parties, including marketing, advisory and consulting services, and financial system services. In addition, a portion of our expenses is subject to readjustment according to cumulative consumer inflation in Brazil which reached 6.5% in 2011 according to IBGE/IPCA.

Tax Expenses

Our tax expenses decreased by 1.8% from R$4,168 million for the year ended December 31, 2010 to R$4,092 million for 2011, a decrease of R$76 million. The decrease is mainly due to the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments decreased by 90.5% from R$423 million for the year ended December 31, 2010 to R$40 million for 2011, a decrease of R$383 million, due to an adjustment to our investment in Banco BPI in order to reflect its market value based on its share price on December 30, 2011.

Other Operating Revenues

Our other operating revenues decreased by 25.7% from R$529 million for the year ended December 31, 2010 to R$393 million for 2011, a decrease of R$136 million.

Other Operating Expenses

Our other operating expenses increased by 17.6% from R$4,415 million for the year ended December 31, 2010 to R$5,192 million for 2011, an increase of R$777 million, mainly due to an increase in provision for civil lawsuits.

Operating Income

Our operating income decreased by 9.7% from R$20,255 million for year ended December 31, 2010 to R$18,289 million for 2011, a decrease of R$1,966 million.

Non-Operating Income

Our non-operating income increased from R$81 million for the year ended December 31, 2010 to R$191 million for 2011, an increase of R$110 million.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing decreased by 9.1% for the year ended December 31, 2010 from R$20,336 million to R$18,481 million for 2011, a decrease of R$1,855 million.

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution expense for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(in millions of R$)
Income before income tax and social contribution	18,481	20,336	(9.1)%
Charges (income tax and social contribution) at the rates in effect	(7,392)	(8,134)	(9.1)%
Increase (decrease) to income tax and social contribution charges arising from:
(Additions) exclusions	4,537	2,248	101.8%
Foreign exchange variation on investments	1,097	(372)	(394.9)%
Interest on capital	1,662	1,496	11.1%
Dividends, interest on external debt bonds and tax incentives	281	298	(5.7)%
Prior periods increase (reversal)	885	626	41.4%
Other	612	201	205.0%
Total income tax and social contribution expense	(2,855)	(5,886)	(51.5)%

Income tax and social contribution decreased 51.5% to an expense of R$2,855 million for the year ended December 31, 2011 compared to an expense of R$5,886 million for 2010. The main factor that contributed to this increase was the results of the hedge in our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain or are not deductible, if they represent a loss; the subsidiaries abroad constitute a permanent difference. From an economic perspective, we hedge our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes.  During the year ended December 31, 2011, depreciation of the real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the real generated taxable gains on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management decreased by 26.4% from R$261 million for the year ended December 31, 2010 to R$192 million for 2011, a decrease of R$69 million.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$866 million for the year ended December 31, 2010 to an expense of R$813 million for 2011, a decrease of R$53 million, principally as a result of decreased earnings from our minority interest in Redecard S.A.  For additional information, see Note 16(e) to our interim consolidated financial statements.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

      Presentation of Financial Information related to the Year Ended December 31, 2010

As discussed in “Presentation of Financial Information” and Note 22 (I) to our consolidated annual financial statements related to the year ended December 31, 2011, we adjusted some items related to the year ended December 31, 2010, for comparative purposes. These adjustments are reflected in the financial statements related to the year ended December 31, 2010 in this Prospectus and in the financial statements presented in Attachment B, related to the year ended December 31, 2011. However, the financial statements presented in this section, related to the year ended December 31, 2009, do not reflect these adjustments.

The comparisons between the results of operations for the year ended December 31, 2010 and for the year ended December 31, 2009 shall be read together with Note 22 (I) to our consolidated annual financial statements for the year ended December 31, 2011.

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As of the same date, our solvency ratio, based on the economic-financial consolidated, was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2010, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated in the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

Net Income

The table below shows the major components of our net income for years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income from financial operations	79,627	76,697	3.8%
Expenses of financial operations	(34,979)	(30,581)	14.4%
Income from financial operations before loan losses	44,648	46,116	(3.2)%
Result of loan losses	(9,911)	(14,165)	(30.0)%
Gross income from financial operations	34,737	31,950	8.7%
Other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%
Operating income	20,256	17,357	16.7%
Non-operating income	81	430	(81.2)%
Income before taxes on income and profit sharing	20,336	17,787	14.3%
Income tax and social contribution expense	(5,886)	(6,652)	(11.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(866)	(864)	0.2%
Net income	13,323	10,067	32.3%

In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or installment payment of federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provision for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Loan, lease and other credit operations	51,315	47,477	8.1%
Securities and derivative financial instruments	18,714	23,994	(22.0)%
Insurance, pension plan and capitalization	4,513	4,576	(1.4)%
Foreign exchange operations	979	9	N/A
Compulsory deposits	4,106	641	540.6%
Total income from financial operations	79,627	76,697	3.8%

Our income from financial operations increased by 3.8% from R$76,697 million for 2009 to R$79,627 million for 2010, an increase of R$2,930 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalization products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. See “The Brazilian Financial System and Banking Regulation — Regulation by the Central Bank”. The decrease in income from securities and derivative financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 8.1% from R$47,477 million for 2009 to R$51,315 million for 2010, an increase of R$3,838 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, real estate loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Loans to individuals	125,368	107,812	16.3%
Credit card	33,030	29,313	12.7%
Personal credit	23,864	20,627	15.7%
Vehicles	60,118	52,276	15.0%
Real estate loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies(1)	193,663	158,862	21.9%
Corporate	115,348	95,832	20.4%
Very small, small and middle market	78,315	63,030	24.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,396	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	333,427	278,382	19.8%

(1)
Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total real estate loan portfolio totaled  R$13,257 million and total rural loan portfolio totaled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$333,427 million as of December 31, 2010, a 19.8% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totaled R$125,368 million as of December 31, 2010, an increase of 16.3% compared to December 31, 2009. The balance of credit card lending increased by 12.7% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 15.7% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.0% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Real estate loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 24.3% increase in loans to very small, small and middle market companies as part of our increased strategic focus on these clients. Loans to large companies totaled R$115,348 million as of December 31, 2010, an increase of 20.4% compared to December 31, 2009, in particular in BNDES onlending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$14,396 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 22.0%, or R$5,280 million, from R$23,994 million for 2009 to R$18,714 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad.  In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period.  Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization decreased by 1.4%, from R$4,576 million for 2009 to R$4,513 million for 2010, a decrease of R$63 million, mainly due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$970 million, from R$9 million for 2009 to R$979 million for 2010, due to gains related to trades in foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits.  As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest-earning.  See “The Brazilian Financial System and Banking Regulation — Reserve Requirements”.

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Money market	30,082	26,297	14.4%
Technical provisions for pension plan and capitalization	3,928	3,992	(1.6)%
Borrowings and onlending	969	292	231.8%
Total expenses of financial operations	34,979	30,581	14.4%

Our expenses of financial operations increased by 14.4% from R$30,581 million for 2009 to R$34,979 million for 2010, an increase of R$4,398 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,082 million for 2010, an increase of R$3,785 million.  This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations decreased by 1.6% from R$3,992 million for 2009 to R$3,928 million for 2010, a decrease of R$64 million, mainly due to the change in the basis for consolidating Porto Seguro S.A. from consolidation to recognition in 2010.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and onlending, as well as the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 3.2 from R$46,116 million for 2009 to R$44,648 million for 2010, a decrease of R$1,468 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses of Financial Operations”.

Result of Loan Losses

Our result of loan losses decreased by 30.0% from R$14,165 million for 2009 to R$9,911 million for 2010, a decrease of R$4,254 million.   The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Expenses for allowance for loan losses	(14,121)	(16,399)	(13.9)%
Income from recovery of credits written off as loss	4,210	2,234	88.5%
Expenses for allowance for loan losses	(9,911)	(14,165)	(30.0)%

Expenses for allowance for loan losses

Our expenses for allowance for loan losses decreased by 13.9% from R$16,399 million for 2009 to R$14,121 million for 2010, a decrease of R$2,278 million.  During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year.  In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios.  Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions.  However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totaled R$6,104 million.  This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provision, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 88.5% from R$2,234 million for 2009 to R$4,210 million for 2010, an increase of R$1,976 million.  A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 8.7% from R$31,950 million for 2009 to R$34,737 million for 2010, an increase of R$2,787 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Banking service fees and income from banking charges	17,101	15,172	12.7%
Result from insurance, pension plan and capitalization operations	2,100	2,432	(13.7)%
Personnel expenses	(12,452)	(12,092)	3.0%
Other administrative expenses	(13,598)	(11,593)	17.3%
Tax expenses	(4,168)	(4,238)	(1.7)%
Equity in earnings of affiliates and other investments	423	209	102.4%
Other operating revenues	529	808	(34.5)%
Other operating expenses	(4,415)	(5,292)	(16.6)%
Total other operating revenues (expenses)	(14,481)	(14,594)	(0.8)%

Banking Service Fees and Income from Banking Charges

Our banking service fees and income from banking charges increased by 12.7% from R$15,172 million for 2009 to R$17,101 million for 2010, an increase of R$1,929 million.

Banking service fees decreased by 0.5% from R$12,400 million for 2009 to R$12,341 million for 2010, an increase of R$59 million. This decrease was mainly due to the adjustments discussed above related to the year ended December 31, 2010. Excluding these adjustments, there was an increase of R$843 million, primarily due to an increase in credit card transactions mainly arising from the increased use of credit lines, such as receivables in advance, offered by us through retailers.  Fees from assets under management increased by 10.5% from R$2,249 million for 2009 to R$2,486 million for 2010, an increase of R$237 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.4% from R$1,323 million for 2009 to R$1,460 million for 2010, an increase of R$137 million.  This change is related to an increase in our operating activity and an improved economic environment for granting credit.  We also had a decrease of 13.8%, or R$192 million, in other banking service fees, mainly due to the adjustments discussed in “Presentation of Financial Information related to the year ended December 31, 2010”.  Excluding these adjustments, there was an increase of R$334 million mainly related to the resumption of our investment bank and economic and financial advisory activities after a period of lower activity following the international financial crisis that negatively impacted our performance in 2009.

Income from banking charges increased by 71.7% from R$2,772 million for 2009 to R$4,760 million for 2010, an increase of R$1,988 million (or an increase of R$438 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations decreased by 13.7% from R$2,432 million for 2009 to R$2,100 million for 2010, a decrease of R$332 million (or an increase of R$226 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010). The decrease in result from insurance, pension plan and capitalization operations was affected by the change in the basis for consolidating Porto Seguro S.A. from consolidation to recognition under the equity method in 2010.

Personnel Expenses

Our personnel expenses increased by 3.0% from R$12,092 million for 2009 to R$12,452 million for 2010, an increase of R$360 million.  This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees.  In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle market companies and consumer credit segments.  Finally, the labor union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month.  The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 17.3% from R$11,593 million for 2009 to R$13,598 million for 2010, an increase of R$2,005 million.  This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle market companies segment.  We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

Tax Expenses

Our tax expenses increased by 1.7% from R$4,238 million for 2009 to R$4,168 million for 2010, an increase of R$70 million.  This increase in tax expenses was mainly due to increased operating activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 102.4% from R$209 million for 2009 to R$423 million for 2010, an increase of R$214 million (or an increase of R$15 million before the effects of the adjustments previously discussed in this item related to the year ended December 31, 2010), due to an increase in dividends received from other investments.

Other Operating Revenues

Our other operating revenues decreased by 34.5% from R$808 million for 2009 to R$529 million for 2010, a decrease of R$279 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 16.6% from R$5,292 million for 2009 to R$4,415 million for 2010, a decrease of R$877 million.  In 2009, certain events took place, such as the acquisition of our controlling interest in Redecard S.A. (“Redecard”), which led to goodwill amortization expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations.

Operating Income

Our operating income increased by 16.7% from R$17,357 million for 2009 to R$20,255 million for 2010, an increase of R$2,898 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$81 million for 2010, a decrease of R$349 million.  During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million.

Income Before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 14.3% from R$17,787 million for 2009 to R$20,336 million for 2010, an increase of R$2,549 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(in millions of R$)
Income before income tax and social contribution	20,336	17,787	14.3%
Charges (income tax and social contribution) at the rates in effect	(8,134)	(7,115)	14.3%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,249	463	385.5%
Foreign exchange variation on investments abroad	(372)	(2,034)	(81.7)%
Interest on capital	1,496	1,478	1,2%
Dividends, interest on external debt bonds and tax incentives	298	465	(35.9)%
Prior periods increase (reversal)	626	650	(3.7)%
Other	201	(96)	(309.4)%
Total income tax and social contribution expense	(5,886)	(6,652)	(11.5)%

Income tax and social contribution expense decreased 11.5% to an expense of R$5,886 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were:  (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$372 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$298 million in 2010, a decrease of 35.9%, or R$167 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax.  Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement.  Those items are known as “permanent differences”. For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference.  From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments.  The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes.  In 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes.  The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$866 million for 2010, an increase of R$2 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

b)	changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
c)	impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2011, 2010 and 2009)

Market risk is the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, as well as from its financial margins, including the risks of transactions subject to variation in the foreign exchange rates, interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations

The VaR of the consolidated maintained its lower levels in 2011 as compared to the previous year, which may be observed in the Average Global VaR. A conservative management and an effective and significant portfolio diversification maintained the indicators at low levels despite the uncertainties in the international market in the period and their impact on the domestic markets. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation. In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted: on those related to the non-taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$ 3,785 million in 2011, R$ 4,029 million in 2010 and R$ 5,621 million in 2009. The decrease of 6.1% in the financial margin with the market in 2011 in relation to 2010 was caused by the lower result in proprietary positions.

In 2010, we noted a decrease of 28.3% in the financial market with the market in relation to 2009 caused by the lower result in foreign exchange and variable income positions.

In 2009, we noted an addition of R$ 4,034 million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

In compliance with CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed. Each market risk factor was analyzed for sensitivity using shocks at 25% and 50%, both for growth and for drops. The highest resulting losses per risk factor in each of the scenarios were presented with an impact on income, net of tax effects, providing a view of the Itaú Unibanco exposure in derivatives in exceptional scenarios.

According to the criteria for classification of transactions set forth in CVM Resolution No. 3,464, of June 26, 2007, and BACEN Circular No. 3,354/07, of June 27, 2007, and the New Capital Accord - Basel II, the financial instruments, including all transactions with derivatives, are separated in trading and banking portfolios. Market risk is measured taking into consideration this portfolio separation.

The sensitivity analyses, shown below, are a steady assessment of the portfolio exposure and, therefore, do not consider the dynamic response capacity of the management (treasury and control areas) that puts mitigating measures into effect whenever a situation of loss or high risk is identified, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging to the other financial instruments of this strategy.

					(in millions of R$)
Trading and Banking Portfolio	Exposures	12/31/2011(*)			12/31/2010(*)
Risk Factors	Risk of variation in:	Scenarios			Scenarios
		I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(28)	(55)	(1)	(20)	(40)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(6)	(13)	0	(2)	(4)
Foreign currencies	Exchange variation	(7)	(187)	(374)	(1)	(28)	(55)
Price indices	Rates of price indices coupons	0	(4)	(8)	(0)	(3)	(6)
Reference rate	Rate of TR coupons	0	(9)	(19)	(0)	(0)	(0)
Variable rate	Share price	1	(13)	(26)	4	(101)	(201)
	Total without correlation	(8)	(248)	(495)	2,419	(162)	(325)
	Total with correlation	(6)	(179)	(357)	1,603	(108)	(215)

           (*) Amounts net of tax effects.

The banking portfolio comprises transactions that are not classified in the trading portfolio. It consists of transactions with medium and long holding period investments and their related hedges, and those intended to actively manage the financial risks which may or may not be carried out with derivative financial instruments.

					(in millions of R$)
Trading and Banking Portfolio	Exposures	12/31/2011(*)			12/31/2009(*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(108)	(216)	(4)	(91)	(181)
Foreign exchange coupons	Rates of foreign exchange coupons	(1)	(26)	(52)	(2)	(45)	(90)
Foreign currencies	Exchange variation	(2)	(49)	(98)	2	(53)	(105)
Price indices	Rates of price indices coupons	(1)	(25)	(50)	(1)	(14)	(29)
Reference rate	Rate of TR coupons	(3)	(82)	(160)	(0)	(0)	(0)
Variable rate	Share price	1	(35)	(69)	4	(110)	(219)
	Total without correlation	(10)	(326)	(646)	(848)	(344)	(684)
	Total with correlation	(7)	(235)	(466)	(562)	(228)	(453)

         (*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 25 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

Scenario III: Shocks at 50 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 50 base points to the currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2011, the net foreign exchange position, including investments abroad, is a liability totaling US$ 8,313 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

(R$ million)
	12/31/2011
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	10,633	6,141	5,668	472	4,595
Interbank investments	116,082	98,442	97,522	920	17,685

Securities	187,880	170,876	170,613	263	48,914
Loan and lease operations	319,711	270,632	260,352	10,280	61,078
Operations with credit granting characteristics	345,483	295,717	285,437	10,280	61,764
(Allowance for loan losses)	(25,772)	(25,085)	(25,085)	-	(686)
Other assets	205,116	192,282	178,796	13,486	28,920
Foreign exchange portfolio	26,450	18,137	5,817	12,320	24,097
Other	178,666	174,144	172,978	1,166	4,822

Permanent assets	11,909	37,635	10,957	26,678	952

Total assets	851,331	776,008	723,909	52,099	162,143

Derivatives - long position				52,858

Total assets				104,957

	12/31/2011
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	242,636	186,072	185,889	183	58,883

Deposits received under securities repurchase agreements	188,819	181,414	181,414	0	7,405
Funds from acceptance and issuance of securities	51,557	64,502	34,601	29,901	16,509
Borrowings and onlending	56,602	51,895	38,152	13,742	16,697
Interbank and interbranch accounts	4,048	3,919	2,006	1,913	129
Derivative financial instruments	6,807	4,827	4,827	0	2,422
Other liabilities	152,785	136,144	125,782	10,362	33,321
Foreign exchange portfolio	26,182	17,880	7,910	9,970	24,086
Other	126,603	118,263	117,872	392	9,234

Technical provisions for insurance, pension plan and capitalization	73,754	73,739	72,626	1,112	16
Deferred income	836	752	517	235	84
Minority interest in subsidiaries	2,139	1,398	1,398	-	-
Stockholders’ equity of parent company	71,347	71,347	71,347	-	26,678
Capital and reserves	56,727	56,727	56,727	-	24,489
Income for the period	14,621	14,621	14,621	-	2,188
Total liabilities	851,331	776,008	718,559	57,448	162,143

Derivatives - short position				62,924

Total liabilities and stockholders' equity after adjustments (b)				120,373
Net foreign exchange position - Itaú Unibanco (c = a - b)				(15,416)
Net foreign exchange position - Itaú Unibanco ( c) in US$				(8,313)

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results in relation to:

a) introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follows:

•           Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies.

•           Itaú BBA, which is responsible for banking operations with large companies and investment banking activities.

•           Consumer Credit, the income of which is from the financial products and services offered to non-current account holder clients.

•           Activity with the market + Corporate, which represent the financial margin with the market, costs associated with treasury operations, income associated with excess capital, excess subordinated debt, carry-forward of the net balance of deferred tax assets and tax debts, reversal of additional allowance for loan losses, equity in earnings of companies not included in any of the segments and the adjustment related to minority interests in subsidiaries.

Itaú Unibanco did not introduce or dispose any operating segment in 2011, 2010 or 2009.

b) incorporation, acquisition or disposal of ownership interest 1

2012

Public Tender Offer of Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its subsidiaries, the shares of the non-controlling stockholders of Redecard S.A (“REDECARD”), by means of a public tender offer, aiming at (i) the cancellation of REDECARD’s authorization as a publicly held company registered with the CVM and (ii) the withdrawal of REDECARD from the Novo Mercado Corporate Governance Listing Segment maintained by BM&F BOVESPA – Bolsa de Valores, Mercadorias e Fituros de São Paulo (São Paulo Stock Exchange).

The tender offer will target 336,390,251 common shares issued by Redecard, representing 49.9859% of total stock capital. The maximum purchase price will be R$35.00 (thirty-five reais) per share payable in Brazilian currency. Banco Itaú BBA S.A. will act as advisor and intermediary institution of the public tender offer, the conclusion of which will be subject to regulatory approval.

2011

Banco Carrefour

On April 14, 2011, Itaú Unibanco, a subsidiary of Itaú Unibanco Holding, entered into a Share Purchase Agreement for purchase of 49% of Banco CSF S.A.(“Banco Carrefour”), in the amount of R$ 725 million. Banco Carrefour is the entity responsible for the exclusive offering and distribution of financial, insurance and private pension products and services in the distribution channels of Carrefour Comércio e Indústria Ltda. operated under the “Carrefour” brand in Brazil and that, on April 14, 2011, held 163 hypermarkets and supermarkets and related electronic channels, and on December 31, 2010 held a base of 7.7 million accounts and a loan portfolio (gross amount) in the amount of R$ 2,254 million. The completion of the transaction is subject to the approval of the Central Bank of Brazil.

2010

There are not any material transactions to be reported.

2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 a Share Purchase Agreement aimed at the transfer of total capital from Unibanco Saúde Seguradora held by  Itaú Unibanco and Itaú Seguros.  Our intention with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions.  The amount of this transaction was R$ 55 million.  In view of the performance of Unibanco Saúde Seguradora’s operations in the 12 months following the completion of this transaction, Itaú Unibanco S.A. was entitled to an additional payment of approximately R$45 million. The National Agency of Supplemental Health (ANS) approved the transaction on April 1, 2010. The transaction was completed on April 29, 2010.

Change in the FIC partnership agreement

CBD and Itaú Unibanco concluded, on August 28, the negotiation related to the company FIC. The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD).  In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of R$550 million.  On the same occasion, the exclusivity agreement for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco paid R$50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations.  With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness holding a leadership position in the residence and automobile insurance lines, with 3.4 million vehicles and 1.2 million properties insured, at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Seguros de Auto e Residência S.A.  This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management.  In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A.

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$ 590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million, fully amortized in the consolidated financial statements.  In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

c) unusual events or operations

In 2011, 2010 and 2009 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

(in millions of R$)
	Itaú Unibanco Consolidated
	2011	2010	2009
	14,641	13,023	10,491
Non-recurring events	(20)	300	(424)
Partial reversal of additional allowance for loan losses	-	1,038	-
Tax contingencies	-	(380)	-
Program for Cash or Installment Payment of Federal Taxes – Law No. 11,941/09	509	145	292
Market value adjustment - BPI	(244)	-	-
Provision for contingencies – Economic plans	(285)	(467)	(191)
Employee benefits – Technical Pronouncement CPC 33	-	(35)	-
Sale of investments	-	-	228
Amortization of nimble			(753)
Other non-recurring events	-	-	-
Net income	14,621	13,323	10,067

10.4. Directors should comment on:

a) significant changes in accounting practices

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

Accounting Policies, Changes in Accounting Estimates and Errors, beginning 2011, were applied in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009.

2009

There were no changes in the Issuer’s accounting practices.

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•           As from July 2011, ITAÚ UNIBANCO HOLDING, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognize a provision (in liabilities) in addition to the mandatory minimum dividend.
•            As from December 31, 2010, ITAÚ UNIBANCO HOLDING, in accordance with CVM Resolution No. 600/09, recognizes as assets the difference, if positive, between the fair value of the assets of a plan and the actuarial liabilities, taking into consideration the limit on a defined benefit asset.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2011, 2010 and 2009.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP as of and for the years ended December 31, 2011, 2010 and 2009.  The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant.  While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make Judgments on matters that are inherently uncertain.  The following discussion describes the areas that require the most judgement or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization.  The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain.  In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations.  Therefore, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.  The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H).  See “Selected Statistical Information—Loans and Leases—Rating of the Loan and Lease Portfolio”.  The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines.  CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears).  In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II.  Beginning in December 31, 2008, we also recognized an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario.  As of December 31, 2009 and in the first three quarters of 2010, we included as part of the “additional allowance” countercyclical provision which, beginning on December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors.  Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value.  Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives.  Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.  We estimate market value using quoted market prices when available.  When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist.  Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations.  While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability.  Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations.  Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business.  We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant.  We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us.  We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable.  While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible.  We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values.  Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil.  The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company’s assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company’s receipts and payments are only being made in accordance with the authorization of the company’s management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors.  Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements.  Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2011 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO “) – Integrated Framework. The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective as of December 31, 2011.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans.  The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

None.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering

None.

c) if there were differences, the reasons for such differences

None.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I- Operating leases, assets and liabilities

None.

II – Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 554 million, exclusively composed of real estate loan operations of R$ 534 million and rural loans of R$ 20 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V- Agreements for future receipt of financing

None.

b) other items that are not presented in the financial statements

None.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 20 million.

b) the nature and purpose of the operation

Real estate loan:
Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$ 301 million.
Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$ 233 million.

Rural loan:
Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$20 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2012, Itaú Unibanco expects to open approximately 155 branches concurrently with the opening of new platforms for small companies. Additionally, in February 2012, Itaú Unibanco announced its intention to acquire, directly or through its subsidiaries, the shares of the non-controlling stockholders of Redecard S.A (“REDECARD”), by means of a public tender offer, aiming at (i) the cancellation of REDECARD’s authorization as a publicly held company registered with CVM and (ii) the withdrawal of REDECARD from the Novo Mercado Corporate Governance Listing Segment maintained by BM&F BOVESPA – Bolsa de Valores, Mercadorias e Fituros de São Paulo (São Paulo Stock Exchange).

At the end of 2011, we had 4,984 points of service comprised of regular branches and service centers (PAB), an increase of 105 branches in one year. The remodeling process in the retail service network, based on the new relationship model with clients, which reviews concepts of service and layouts, reached the total of 1,500 units remodeled at the end of 2011, of which 440 were remodeled in 2011.

The source of funding is the Issuer’s own working capital, represented by stockholders’ equity of the parent company and by minority interest in subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Itaú Unibanco chose the city of Mogi Mirim, State of São Paulo, to receive its Technological Center. Aiming at becoming the main technological center of the institution, Itaú Unibanco’s Technological Center will be implemented on an area of 815,000 m², located in the Industrial District.

The decision on the new site where the data processing and storage equipment will be concentrated took into consideration infrastructure items, such as the extent of the available area, supply capacity for the demand of power, water and telecommunications demand, considering that the Technological Center will operate 24 hours a day, and location.

The project, that is expected to be concluded in 2014, comprises land acquisition and construction work and the total investment amounts to approximately R$ 800 million. At the end of this step, the center will have approximately 60,000 m² of constructed area and 400 people working in site for the Operating and Support areas.

We are always considering options to expand our operations in the financial market.  Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the perspectives of the country involved.

c) new products and services, indicating:
I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements under BRGAAP1 and International Financial Reporting Standards - IFRS.

The complete consolidated financial statements under IFRS for 2011 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS
(in millions of R$)
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec/31/2011			Dec/31/2010
Total Assets	851,331	(33,195)	818,136	751,443	(24,361)	727,082
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits,
Securities Under Repurchase Agreements, Financial Assets and Derivatives	412,648	(2,414)	410,234	368,794	1,960	370,754
Loan Operations	345,483	781	346,264	295,053	(216)	294,837
(-) Allowance for Loan Losses3	(25,772)	1,899	(23,873)	(22,019)	2,025	(19,994)
Other Financial Assets4	66,502	(26,248)	40,254	62,245	(21,300)	40,945
Tax Assets5	32,409	(6,321)	26,088	28,958	(4,816)	24,142
Investments in non consolidated Companies, Fixed and Intangible Assets,
Assets Held for Sale and Other Assets	20,061	(892)	19,169	18,412	(2,014)	16,398

Current Liabilities and Long Term Liabilities	777,845	(35,045)	742,800	687,051	(27,521)	659,530
Deposits	242,636	-	242,636	202,688	-	202,688
Deposits Received Under Securities Repurchase Agreements	188,819	(3,406)	185,413	199,656	1	199,657
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	153,941	926	154,867	112,464	1,654	114,118
Other Financial Liabilities4	70,283	(26,164)	44,119	62,297	(21,285)	41,012
Reserves for Insurance, Private Pension and Capitalization	73,754	(12)	73,742	60,551	(1,084)	59,467
Provisions and Other Liabilities	34,661	(46)	34,615	32,120	(1,642)	30,478
Tax Liabilities5	13,751	(6,343)	7,408	17,275	(5,165)	12,110

Total Stockholders’ Equity	73,486	1,850	75,336	64,392	3,160	67,552
Minority Stockholders’ Equity	2,139	(744)	1,395	3,513	(1,836)	1,677
Controlling Stockholders’ Equity	71,347	2,594	73,941	60,879	4,996	65,875

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil.
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption.
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model.
4 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities.
5 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Below, the reconciliation of net income and equity, and the conceptual description of the major adjustments.

(in millions of R$)
Adjustments	Equity		Net Income
	Dec/31/11	Dec/31/10	2011	2010
BRGAAP - Values Attributable to Controlling Stockholders	71,347	60,879	14,621	13,323
(a) Allowance for Loan Losses	1,899	2,025	(126)	(1,434)
(b) Recognition of total deferred tax assets	1,002	1,631	(628)	(660)
(c) Pension and health care plans	-	-	-	-
(d) Adjustment to market value of shares and quotas	471	1,162	5	14
(e) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	862	896	(34)	(40)
(f) Provision for Itaú Unibanco merger expenses	-	-	-	(844)
(g) Conversion of subsidiaries and unconsolidated companies abroad	-	-	(131)	275
(h) Effective interest rate	(724)	(819)	95	22
(i) Provision for dividends payable not declared	-	1,308	-	-
Other adjustments	72	70	78	236
Income tax and social contribution on Net Income	(988)	(1,277)	(43)	816
IFRS -Values Attributable to Controlling Stockholders	73,941	65,875	13,837	11,708
IFRS - Values Attributable to Minority Stockholders	1,395	1,677	773	786
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	75,336	67,552	14,610	12,494

Differences between IFRS and BRGAAP Financial Statements
(a)
On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).  On BRGAAP, the expected loss model is used6.

(b)
Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), fully incorporated in the opening balance sheet of 01/01/2010 under IFRS.

(c)	As of 2011, IFRS and BRGAAP criteria were equalized (IAS19).
(d)
On IFRS (IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(e)	On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(f)	The provision for Itaú Unibanco association was reversed on the opening balance sheet on IFRS of 01/01/2010 (IAS19 and 37). On BRGAAP, this provision was consumed until 12/31/2010.
(g)
On the IFRS (IAS21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

(h)
On the IFRS (IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation.  In the second half of 2011, we improved the methodology for the recognition of expense associated with the process of credit granting as well as with the realization period of revenues from registration fees.  On the BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(i)	The provision for non declared payable dividends was reversed in the amount exceeding the value of the mandatory minimum dividends.
6 Further details are found in the Complete Financial Statements for 2011.

For comparison purposes, we present on the table below the net income and the recurring net income according to IFRS and BRGAAP.

				R$ million
Recurring Net Income	2011			2010
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	14,621	13,837	(784)	13,323	11,708	(1,615)
Exclusion of the Non-Recurring Events7	20	(28)	(48)	(301)	1,171	1,472
Partial Reversal of Additional Provision for Loan Losses	-	-	-	(1,038)	-	1,038
Program for Settlement or Installment Payment of Federal Taxes- Law No. 11,941/09	(509)	(509)	-	(145)	(132)	13
Fiscal Contingencies	-	-	-	380	372	(8)
Benefits to Employees - Technical Pronouncements CPC33	-	-	-	35	-	(35)
Market Value Adjustment – BPI	244	222	(22)	-	-	-
Provision for Contingencies – Economic Plans	285	259	(26)	467	425	(42)
Itaú Unibanco Integration Expenses	-	-	-	-	506	506
Recurring Net Income - Attributable to Controlling Stockholders	14,641	13,809	(832)	13,023	12,879	(144)

ATTACHMENT II

ATTACHMENT 9-1-II OF CVM INSTRUCTION 481/09 -  PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements as at December 31, 2011, amounting to R$ 11,890,195,760.13 is allocated as follows: (a) R$ 594,509,788.01 to the Legal Reserve, (b) R$ 6,241,662,706.71 to the statutory reserve, of which R$ 1,859,846,180.54 to the Reserve for Dividend Equalization, R$ 1,752,726,610.46 to the Reserve for Working Capital Increase and R$ 2,629,089,915.71 to the Reserve for Capital Increase in Investees, and (c) R$ 5,054,023,265.41 for the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9 of Law No. 9,249/95.

The amounts mentioned in item “c” have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payments, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half yearly payments, management verifies the existing earnings, defines the amounts of dividends that should be distributed as mandatory, calculates the monthly amounts already declared, and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to those paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.     Net income for the year

R$ 11,890,195,760.13.

2.     Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 5,054,023,265.41 (gross), of which R$ 4,393,806,463.56 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3, paid as an advance on the mandatory minimum dividend. Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 0.9727.

3.     Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 37% of net income for the year and 39% of net income adjusted for the amount allocated to legal reserve.

4.     Total and per share distributed dividend based on the net income for prior years

None.

5.     Gross amount

a.     Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for the declaration of dividends or interest on capital additional to that already declared.

b.     The payment methods and terms of dividend and interest on capital, deducted from advance dividends and interest on capital already declared

As mentioned in sub item “a” of this item, the mandatory dividend related to 2011 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders of various types can receive the amounts due as follows:

•        Holders of American Depositary Receipts (ADR)

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•        Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•        Stockholders who hold current accounts with other banks that have already informed us about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the amount.

•        Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring it to stockholders, through the depositor Brokerage Firms.

•        Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for the declaration of dividends or interest on capital additional to those already declared. For the payment dates already elapsed, see the table in item 6 of this document.

c.     Possible restatement and interest on dividends and interest on capital

None.

d.     Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

6.     Amounts of dividends and interest on capital already declared and the dates of respective payments

Amount per share
Base period	Type of payment	Shareholding position	Payment date	Nominal	Net
2011	Supplementary interest on capital	02/29/2011	3/13/2012	R$ 0.42	R$ 0.35
December	Interest on capital	12/26/2011	3/13/2012	R$ 0.29	R$ 0.24
December	Dividends	11/30/2011	1/2/2012	R$ 0.01	R$ 0.01
November	Dividends	10/31/2011	12/1/2011	R$ 0.01	R$ 0.01
October	Dividends	9/30/2011	11/1/2011	R$ 0.01	R$ 0.01
September	Dividends	8/31/2011	10/1/2011	R$ 0.01	R$ 0.01
August	Dividends	7/30/2011	9/1/2011	R$ 0.01	R$ 0.01
August	Supplementary interest on capital	8/9/2011	8/22/2011	R$ 0.27	R$ 0.23
July	Dividends	6/30/2011	8/1/2011	R$ 0.01	R$ 0.01
June	Dividends	5/31/2011	7/1/2011	R$ 0.01	R$ 0.01
May	Dividends	4/30/2011	6/1/2011	R$ 0.01	R$ 0.01
April	Dividends	3/31/2011	5/1/2011	R$ 0.01	R$ 0.01
March	Dividends	2/28/2011	4/1/2011	R$ 0.01	R$ 0.01
February	Dividends	1/31/2011	3/1/2011	R$ 0.01	R$ 0.01
January	Dividends	12/31/2010	2/1/2011	R$ 0.01	R$ 0.01

7.     Provide a comparative table indicating the following per share amounts by type and class:

a.     Net income for the year and the previous 3 (three) years

			R$
	2011	2010	2009
Net income	11,890,195,760.13	10,272,015,528.35	7,706,906,786.53
Net income per share	2.63	2.26	1.71
Net income per share – adjusted for the effect of bonuses	2.63	2.26	1.71

For calculating the net income per share, the net income is divided by the number of shares outstanding as at the closing date of the year.

b.	Dividend and interest on capital distributed in the previous 3 (three) years

			R$
	2011	2010	2009
Common Shares	0.9727	0.8607	0.7917
Preferred Shares	0.9727	0.8607	0.7917

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding as at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 594,509,788.01.

b.	Details of the calculation method of the legal reserve

Pursuant to Article 193 of Law No. 6,404/76, as amended, and item 12.1 of our Bylaws, five per cent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividends are not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares would be R$ 48,935,826.04.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividends, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amounts

There were no retained amounts.

11.	Retention of mandatory dividend due to the financial condition of the company

There was no retention of mandatory dividends.

12.	Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	Allocation of earnings to the realizable profit reserve

No allocation of earnings to the realizable profit reserve was made.

14.	Allocation of earnings for statutory reserves

a.	Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the annual stockholder’s meeting may resolve to set up one of the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital Increase, and III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for payment of dividends, including interest on capital, or advances, with the objective of maintaining payment flow to stockholders, being made up of funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76, (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings, (c)  equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings, and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of investees, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

Upon proposal of the Board of Direction, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$ 1,859,846,180.54 to the Reserve for Dividend Equalization, R$ 1,752,726,610.46 to the Reserve for Working Capital Increase and R$ 2,629,089,915.71 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

             The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to the reserve for dividend equalization, up to 20% to the reserve for working capital increase and up to 50% to the reserve for capital increase in investees.

15.	Retention of earnings stipulated in capital budget

There were no retained earnings.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.